UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 5, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX CORPORATION TO PARTICIPATE IN SCOTIA CAPITAL MATERIALS CONFERENCE

June 3, 2003

Methanex Corporation will participate in the Scotia Capital Materials Conference to be held in Toronto on Thursday, June 5, 2003. Mr. Pierre Choquette, Methanex’s President and Chief Executive Officer, will present at approximately 2:20 p.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through the Company’s website at www.methanex.com/investorcentre/corporateevents.htm. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 40 minutes.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX ANNOUNCES CLOSING OF SECONDARY OFFERING OF ITS COMMON SHARES

June 5, 2003

Methanex Corporation today announced that the secondary offering of 37,946,876 of the Company’s common shares previously owned by NOVA Chemicals Corporation (NOVA) has closed. On May 21, 2003, Methanex and NOVA announced that they had entered into an agreement with a syndicate of underwriters in connection with the secondary offering. The offering price was CAD$13.30 per share, or US$9.85 per share, for aggregate proceeds of CAD$504.7 million, or US$373.8 million. Methanex did not receive any proceeds from the offering.

RBC Capital Markets acted as lead manager for the offering and CIBC World Markets acted as co-lead manager. Other members of the syndicate included Scotia Capital, TD Securities, Citigroup and UBS Warburg.

With the closing of the secondary offering, Mr. Jeffrey Lipton, the President and Chief Executive Officer of NOVA and the Chairman of the Methanex board of directors, and Mr. A. Terence Poole and Mr. Christopher Pappas, both senior executive officers of NOVA, have resigned as directors of Methanex. Mr. Pierre Choquette, Methanex’s President and Chief Executive Officer, will act as interim Chairman of the board and Mr. David Morton will act as “lead” outside director. Mr. Morton is the Chairman of the Corporate Governance Committee of the board. The board will conduct a process to fill the vacant board seats and to select a new chairperson.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600